UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of April, 2016

______________

Commission File Number: 001-15152

SYNGENTA AG

(Translation of registrant’s name into English)

Schwarzwaldallee 215

4058 Basel

Switzerland

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

Re:	SYNGENTA AG

Disclosure:	“First quarter 2016 resilient performance in challenging markets”

Herewith we furnish a press release related to Syngenta AG. The full text of the press release is the following:

# # #

Syngenta International AG Media Office CH-4002 Basel Switzerland Tel: +41 61 323 2323 Fax: +41 61 323 2424 www.syngenta.com	Media contacts: Leandro Conti Switzerland +41 61 323 2323 Paul Minehart USA +1 202 737 8913	Analyst/Investor contacts: Jennifer Gough Switzerland +41 61 323 5059 USA +1 202 737 6521 Bastien Musy Switzerland +41 61 323 1910 USA +1 202 737 6520

Basel, Switzerland, April 20, 2016

First quarter 2016: resilient performance in challenging markets

•	Sales unchanged at constant exchange rates

•	Innovation pipeline continues to deliver

•	Ongoing focus on Accelerating Operational Leverage

Group sales of $3.7 billion including Lawn and Garden were unchanged at constant exchange rates compared with the first quarter of 2015. Reported sales were seven percent lower, with the dollar remaining strong for most of the quarter.

First quarter integrated sales by region at CER1

Integrated sales of $3.6 billion were unchanged at constant exchange rates. Volumes were two percent lower. Prices were two percent higher, driven in part by increases in the CIS to offset the impact of currency depreciation.

Sales in Europe, Africa and the Middle East rose by six percent compared with a strong first quarter in 2015. Growth was achieved despite subdued grower sentiment, notably in France, as a result of low crop prices. In the CIS further significant price increases were implemented while volumes also increased, driven in particular by sunflower seeds, fungicides and selective herbicides. Sales in South East Europe were also robust.

In North America, sales were two percent lower. Seeds sales increased with a strong performance in corn, largely due to trait licensing revenue. Crop protection sales were lower, partly due to the deliberate reduction in glyphosate. Fungicides showed broad-based growth with a significant contribution from new products. Full year performance in crop protection will be driven by innovation, with 16 new products scheduled for launch.

Sales in Latin America were 12 percent lower. Excluding glyphosate and the change in sales terms implemented in 2015, sales were one percent lower. This is a resilient performance in the context of continuing credit constraints in Brazil and Argentina and delayed sales in Venezuela. In addition, insecticides sales were affected by low pest pressure and the consumption of prior year channel inventories.

In Asia Pacific sales were 10 percent lower as a number of countries continued to be affected by adverse weather effects resulting from El Niño. The rice market in Thailand remains depressed as rice stocks are drawn down and government support for growers is reduced.

 ____________________

1 At constant exchange rates

Syngenta – April 20, 2016 / Page 1 of 5

First quarter product line sales at CER1

In Selective herbicides the new corn herbicide ACURON™ had another successful quarter in the USA. A reduction in winter wheat acreage in North America resulted in lower sales of AXIAL®. In Europe, volumes and prices increased in both the CIS and South East Europe. In Non-selective herbicides glyphosate volume was broadly flat while prices continued to decline. GRAMOXONE® volumes were affected by drought conditions in ASEAN countries. In Fungicides the expansion of SOLATENOL™ continued with new launches in North America. Fungicides growth in Europe, Africa and the Middle East partly offset declines in Latin America and in ASEAN. Insecticides sales were lower, due to continued low insect pressure in Latin America and in Asia Pacific, which more than offset growth in the northern hemisphere. Growth in Seedcare was driven by the SDHI fungicide VIBRANCE® in North America and by FORTENZA™, following recent launches in Canada and China.

Sales of Corn and Soybean were lower due to a competitive environment for soybean in the USA, where acreage is expected to be slightly lower. Corn acres are expected to increase and US corn sales were significantly higher, helped by increased trait licensing revenue. This more than offset lower corn sales in Europe and Asia Pacific. Growth in Diverse field crops was driven by sunflower in the CIS where, in addition to higher acreage, sales reflected superior genetics and proven product performance. In Vegetables, lower sales in Europe, Africa and the Middle East were offset by expansion in Latin America and Asia Pacific, particularly South Asia.

Growth in Lawn and Garden was driven by vector control in Africa and the Middle East and by Turf and Landscape in the USA, with early sales in the golf course market.

New product launches and innovation pipeline

The new fungicides ORONDIS™ and SOLATENOL™ are now registered in the USA and Canada and are being sold for the 2016 season. SOLATENOL™ is also expected to be introduced in France for the 2016/2017 season, subject to registration. In addition, another new carboxamide (SDHI mode of action) fungicide ADEPIDYN™ is expected to be launched in Latin America South during the next planting season, subject to registration. ADEPIDYN™ and ORONDIS™ are the first launches from the new crop protection pipeline, which has a total peak sales potential of over $4 billion.

John Ramsay, Chief Executive Officer, said: “For the full year, our target of maintaining sales at constant exchange rates is underpinned by the contribution of new products. We are continuing our focus on Accelerating Operational Leverage (AOL) and are on track to realize our raised 2016 target of $300 million in incremental savings. Profitability will further benefit from a reduction in raw material costs. The AOL program also targets a release of working capital, which will contribute to an increase in free cash flow for the year to over $1 billion.

Over recent months we have reviewed our integrated strategy in the light of our experience over the last five years. There have been many clear successes, notably in the emerging markets, and we will continue to pursue an integrated approach where it clearly adds value. Seeds are central to grower decision-making and are indispensable to an integrated offer. We are however determined to improve the profitability of our Seeds business. We have a competitive and sustainable position in most crops but in certain areas are prepared to consider joint venture, acquisition or divestment options.”

A presentation illustrating the first quarter 2016 sales will be available on www.q1-2016.syngenta.com by 07:30 (CET).

Syngenta – April 20, 2016 / Page 2 of 5

ChemChina cash offer to acquire Syngenta

The Swiss and US Public Tender Offers commenced on 23 March 2016. The transaction is expected to conclude by the end of the year.

About Syngenta

Syngenta is a leading agriculture company helping to improve global food security by enabling millions of farmers to make better use of available resources. Through world class science and innovative crop solutions, our 28,000 people in over 90 countries are working to transform how crops are grown. We are committed to rescuing land from degradation, enhancing biodiversity and revitalizing rural communities. To learn more visit www.syngenta.com and www.goodgrowthplan.com. Follow us on Twitter® at www.twitter.com/Syngenta.

Additional information and where to find it

This release is for informational purposes only and does not constitute an offer to purchase or a solicitation of an offer to sell company securities.  The solicitation and offer to buy company securities will only be made pursuant to the Swiss offer prospectus and the offer to purchase and other documents relating to the U.S. offer that have been filed with the U.S. Securities and Exchange Commission ("SEC").  investors and security holders are urged to carefully read the tender offer statement on schedule to filed by the offeror with the SEC and the solicitation/recommendation statement on schedule 14d-9 with respect to the offer filed by the company with the SEC, since these materials contain important information, including the terms and conditions of the offer. Investors and security holders may obtain a free copy of these materials and other documents filed by the offeror and the company with the SEC at the website maintained by the SEC at www.sec.gov.  Investors and security holders may also obtain free copies of the solicitation/recommendation statement and other documents filed with the SEC by the company at www.syngenta.com.

Cautionary statement regarding forward-looking statements

Some of the statements contained in this release are forward-looking statements, including statements regarding the expected consummation of the Swiss and U.S. public tender offers, which involves a number of risks and uncertainties, including the satisfaction of closing conditions for the offers, such as regulatory approval for the transaction and the tender of at least 67% of the outstanding shares of the company, the possibility that the transaction will not be completed and other risks and uncertainties discussed in the company’s public filings with the SEC, including the “risk factors” section of the company’s form 20-f filed on February 11, 2016, as well as the tender offer documents filed by the offeror and the solicitation/recommendation statement filed by the company.  These statements are based on current expectations, assumptions, estimates and projections, and involve known and unknown risks, uncertainties and other factors that may cause results, levels of activity, performance or achievements to be materially different from any future statements.  These statements are generally identified by words or phrases such as “believe”, “anticipate”, “expect”, “intend”, “plan”, “will”, “may”, “should”, “estimate”, “predict”, “potential”, “continue” or the negative of such terms or other similar expressions.  If underlying assumptions prove inaccurate or unknown risks or uncertainties materialize, actual results and the timing of events may differ materially from the results and/or timing discussed in the forward-looking statements, and you should not place undue reliance on these statements.  The offeror, ChemChina and the company disclaim any intent or obligation to update any forward-looking statements as a result of developments occurring after the period covered by this release or otherwise.

Syngenta – April 20, 2016 / Page 3 of 5

Unaudited first quarter sales

	For the quarter ended March 31,
($m)	2016	2015	Actual %	CER[1] %
Group sales
Europe, Africa, Middle East	1,747	1,829	- 4	+ 6
North America	986	1,019	- 3	- 2
Latin America	399	495	- 19	- 12
Asia Pacific	430	502	- 14	- 10
Total integrated sales	3,562	3,845	- 7	-
Lawn and Garden	180	172	+ 4	+ 10
Group sales	3,742	4,017	- 7	-
Crop Protection by region
Europe, Africa, Middle East	1,274	1,318	- 3	+ 6
North America	596	634	- 6	- 4
Latin America	344	443	- 22	- 17
Asia Pacific	390	446	- 13	- 8
Total	2,604	2,841	- 8	- 2

Seeds by region
Europe, Africa, Middle East	480	513	- 6	+ 6
North America	398	392	+ 2	+ 2
Latin America	59	57	+ 3	+ 27
Asia Pacific	42	57	- 27	- 22
Total	979	1,019	- 4	+ 4

Sales by business
Crop Protection	2,604	2,841	- 8	- 2
Seeds	979	1,019	- 4	+ 4
Elimination of Crop Protection sales to Seeds	-21	-15	n/a	n/a
Total integrated sales	3,562	3,845	- 7	-
Lawn and Garden	180	172	+ 4	+ 10
Group sales	3,742	4,017	- 7	-

1 Growth at constant exchange rates

Syngenta – April 20, 2016 / Page 4 of 5

Unaudited first quarter product line sales

	For the quarter ended March 31,
($m)	2016	2015	Actual %	CER[1] %
Selective herbicides	880	946	- 7	-
Non-selective herbicides	150	195	- 23	- 18
Fungicides	908	982	- 7	- 1
Insecticides	387	430	- 10	- 4
Seedcare	244	255	- 4	+ 3
Other crop protection	35	33	+ 5	+ 10
Total Crop Protection	2,604	2,841	- 8	- 2
Corn and soybean	520	561	- 7	- 2
Diverse field crops	317	307	+ 3	+ 18
Vegetables	142	151	- 6	+ 1
Total Seeds	979	1,019	- 4	+ 4
Elimination of Crop Protection sales to Seeds	-21	-15	n/a	n/a
Lawn and Garden	180	172	+ 4	+ 10
Group sales	3,742	4,017	- 7	-

1 Growth at constant exchange rates

Syngenta – April 20, 2016 / Page 5 of 5

SIGNATURES Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
SYNGENTA AG

Date:	April 20, 2016	By:	/s/ Brigitte Benz
			Name:	Brigitte Benz
			Title:	Head Shareholder Services & Group Administration

		By:	/s/ Sandra Bürli-Borner
			Name:	Dr. Sandra Bürli-Borner
			Title:	Deputy Head Shareholder Services & Group Administration